Mail Stop 4561

June 19, 2008

Christopher W. Wolf
Chief Financial Officer
Acxiom Corporation
1 Information Way, P.O. Box 8180
Little Rock, AR 72203-8180

      Re: Acxiom Corporation
             Form 10-K for the Fiscal Year Ended March 31, 2007
             Form 10-K/A for the Fiscal Year Ended March 31, 2007
             Form 10-Q for the Fiscal Quarter Ended December 31, 2007
             File No. 000-13163

Dear Mr. Wolf:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                      Sincerely,

                      /s/ Stephen Krikorian

                      Stephen Krikorian
                      Accounting Branch Chief